     As filed with the Securities and Exchange Commission on October 9, 1996
                              Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT

                                      UNDER
                           THE SECURITIES ACT OF 1933

                              HANOVER DIRECT, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                1500 Harbor Boulevard                         13-0853260
(State or other jurisdiction of                Weehawken, New Jersey 07087             (I.R.S. Employer Identification
incorporation or organization)                       (201) 863-7300                                Number)

                        (Address, including zip code, and
                    telephone number, including area code, of registrant's principal executive offices)

                                 Rakesh K. Kaul
                              Hanover Direct, Inc.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087
                                 (201) 863-7300

                       (Name, address, including zip code,
                      and telephone number, including area
                           code, of agent for service)

                                    Copy to:

                             Monte E. Wetzler, Esq.
                          Whitman Breed Abbott & Morgan
                                 200 Park Avenue
                            New York, New York 10166

                                 (212) 351-3000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                                                    Proposed
                                                                                 Proposed           Maximum
                                                                                 Maximum           Aggregate          Amount of
                                                               Amount to be   Offering Price        Offering        Registration
   Title of Each Class of Securities to be Registered           Registered    Per Share (1)         Price(1)             Fee
====================================================================================================================================
Common Stock, par value $.66-2/3 per share                       422,843           $1.00            $422,843           $146.00
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

                                 ---------------

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                           Exhibit Index on Page II-2

PROSPECTUS

                                 422,843 SHARES

                              HANOVER DIRECT, INC.

                                  COMMON STOCK

                             ----------------------


         This Prospectus relates to the public offering from time to time of up to 422,843 shares (the "Shares") of common stock, par value $.66-2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Company"), by F.L. Holdings, Inc., Roland A.E. Franklin, Jonathan Franklin, Martin E. Franklin, Floyd Hall, Frederick Field, Homer G. Williams, Frank Martucci, Norm Thompson Outfitters, Inc. and Capital Consultants, Inc. (collectively the "Selling Shareholders"). The Shares will be acquired by the Selling Shareholders upon conversion of an aggregate of 634,900 shares of Series B Convertible Additional Preferred Stock, par value $.01 and stated value $10.00 per share, of the Company (the "Series B Preferred") issued by the Company to the Selling Shareholders in February 1995 in connection with the acquisition by the Company of the remaining 80% of the outstanding shares of the common stock that the Company did not already own of Aegis Safety Holdings, Inc. The Company will not receive any proceeds from the sales of the Shares by the Selling Shareholders. The Company is paying the expenses for the registration of the Shares.

         The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares, but it is anticipated that the Shares may be sold from time to time in transactions (which may include block transactions) on the American Stock Exchange at the market prices then prevailing. Sales of the Shares may also be made through negotiated transactions or otherwise. The Selling Shareholders and the brokers and dealers through which the sales of the Shares may be made may be deemed to be "underwriters" within the meaning set forth in the Securities Act of 1933, as amended (the "Securities Act"), and their commissions and discounts and other compensation may be regarded as underwriters' compensation. The period of distribution of the Shares may occur over an extended period of time, but which will not in any event be longer than nine months from the effective date of this Prospectus. The Selling Shareholders will pay agency or brokerage commissions incurred in the sale of the Shares. See "PLAN OF DISTRIBUTION."

         REFERENCE IS MADE TO "RISK FACTORS" BEGINNING ON PAGE 5 WHICH CONTAINS MATERIAL INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE SECURITIES BEING OFFERED HEREBY.

         The Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol HNV. The closing price of the Common Stock on the AMEX on October 4, 1996 was $1.00 per share.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

                The date of this Prospectus is October 9, 1996.

         NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.

                             ----------------------


                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and certain items of which may be contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission and to which reference is hereby made for further information with respect to the Company and the Common Stock. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the Web site is http://www.sec.gov.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission referred to above. In addition, copies of such reports, proxy statements and other information concerning the Company may also be inspected and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006 on which exchange the Common Stock is listed and traded.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference: (a) the Annual Report on Form 10-K for the fiscal year ended December 30, 1995 as amended by Amendments No. 1, 2 and 3 thereto filed April 30, 1996, May 1, 1996 and July 18, 1996, respectively; (b) the Quarterly Report on Form 10-Q for the quarterly period ended March 30, 1996 as amended by Amendment No. 1 thereto filed July 17, 1996; (c) the Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996; (d) Amendments No. 1 and 2 dated April 16, 1996 and July 12, 1996, respectively, to the Current Report on Form 8-K dated May 25, 1995; (e) the Current Report on Form 8-K dated July 25, 1996; (f) the Current Report on Form 8-K dated August 5, 1996; and (g) the Registration Statement on Form 8-B (Registration No. 1-12082) filed with the Commission on June 14, 1993.

         All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or suspended shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than certain exhibits to such documents. Requests for such documents should be directed to Debra A. Berliner, Vice President - Investor Relations and Corporate Communications, Hanover Direct, Inc. at 1500 Harbor Boulevard, Weehawken, New Jersey 07087 or telephone number (201) 863-7300.

                                   THE COMPANY

         The Company is a leading direct specialty retailer that publishes a portfolio of branded catalogs offering home fashions, general merchandise and apparel. The Company's catalogs include Domestications(R), a leading specialty home textile catalog, and The Company Store(R), an upscale direct marketer of down comforters and other down and related products for the home. The Company also publishes Gump's(R), a leading upscale catalog of exclusive gifts from the well-known San Francisco retailer acquired by the Company in 1993. The Company also publishes catalogs in the kitchenware segment with Colonial Garden Kitchens(R), a specialty catalog featuring worksaving and lifestyle enhancing items for the kitchen and home, and Kitchen & Home(R), an upscale kitchen and home product catalog. The Company's apparel portfolio includes Tweeds(R), the European inspired women's fashion catalog, International Male(R), offering unique men's fashions with an international flair, Silhouettes(R), a women's fashion catalog featuring every day, workout, special occasion and career fashions for larger sized women, and Undergear(R), a leader in activewear, workout wear and fashion underwear for men. In 1995, the Company discontinued six catalogs, One 212(R), Simply Tops(R), Essence By Mail(R), Hanover House(R), Mature Wisdom(R) and Tapestry(R). The Company did not discontinue any catalogs during 1994 or 1993. The Company has no current plans to dispose of any further catalogs in 1996 but reviews its portfolio of catalogs as well as new opportunities to acquire or develop catalogs from time to time.

         In 1994, Hanover expanded its catalog offerings by entering into a licensing agreement (the "Sears Agreement") with Sears, Roebuck and Co. ("Sears") in which Hanover mails several versions of its catalogs to the more than 20 million mail order and credit card customers of Sears. In 1995, Hanover generated revenues of $81 million and operating income of $3 million from this venture. The Sears Agreement has an initial three-year term with automatic renewals thereafter unless commencing December 31, 1996 either party gives at least 12 months prior written notice that the agreement will terminate at the end of the initial term or any extended term. The Company is obligated to meet various operational performance standards under the Sears Agreement. If the Company is unable to meet these standards (after written notice and a 30-day cure period), Sears would be entitled to terminate the Sears Agreement. The Company is also entitled to terminate the Sears Agreement in certain circumstances, including if Sears fails to comply with any material provision of the Sears Agreement. The Company is currently not meeting certain of the operational standards, namely the customer service and in stock position standards, and Sears has asked the Company for a plan to achieve the service levels and fill rates mandated by the Sears Agreement before the end of 1996. The Company has initiated processes which it believes will cause the Company to achieve such levels and rates within such time period, although there can be no assurance that the Company will achieve such levels and rates within such time period.

         During 1995, Hanover mailed approximately 370 million catalogs, a 2% reduction from the prior year, and had total revenues of approximately $750 million and a net operating loss of approximately $30 million. Hanover maintains a proprietary customer list currently containing approximately 18 million names of customers who have made purchases from at least one of Hanover's catalogs within the past 36 months (down from 19 million in 1994). Over 7 million of the names on the list represent customers who have made purchases from at least one of Hanover's catalogs within the last 12 months.

         In 1995, Hanover acquired Improvements(R), a leading do-it-yourself home improvement catalog featuring home aid accessories, the remaining interest in The Safety Zone(R), a direct marketer of safety, prevention and protection products, and a controlling interest in Austad's(R), a direct marketer of golf equipment and related apparel and accessories. In February 1996, the Company acquired the remaining interest in Austad's(R) in an asset exchange.

         NAR Group Limited, a private investment holding company ("NAR"), owns approximately 56.1% of the Common Stock of Hanover on a fully-diluted basis. NAR, a British Virgin Islands corporation, is a joint venture between the family of Alan G. Quasha, a director and the chairman of the board of Hanover, and Compagnie Financiere Richemont A.G., a Swiss public company engaged in luxury goods, tobacco and other businesses ("Richemont").

         Hanover is successor in interest to The Horn & Hardart Company, a restaurant company founded in 1911, and Hanover House Industries, Inc., founded in 1934. Hanover's name was changed in 1993 to reflect its business focus on specialty catalog marketing. The Company is incorporated in Delaware with its principal executive office at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. The Company's telephone number is (201) 863-7300.

                               RECENT DEVELOPMENTS

CREDIT ARRANGEMENTS

         In November 1995, the Company entered into a $75 million secured credit facility (the "Credit Facility") with Congress Financial Corporation ("Congress") consisting of a three-year revolving line of credit of up to $65 million and two two-year term loans aggregating $10 million. The revolving facility carries an interest rate of 1.25% above prime and the term loan carries an interest rate of 1.5% above prime. At June 29, 1996, the Company had approximately $51.4 million of outstanding borrowings under the revolving credit facility (including documentary and standby letters of credit) and approximately $9.4 million outstanding under the term loans. In April 1996, Congress provided the Company with an additional $4 million over the borrowing base formula up to the maximum $75 million limit of the Credit Facility until the closing of the distribution of transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of Common Stock and the sale of shares of Common Stock upon the exercise of the Rights or pursuant to the Standby Purchase Agreement executed on and dated as of July 18, 1996 between the Company and NAR (the "Standby Purchase Agreement"). This distribution and sale of Common Stock is referred to herein as the "Rights Offering." Under the Credit Facility, the Company is required to comply with certain restrictive debt covenants including maintaining minimum net worth of $80 million and working capital of $26 million as of December 30, 1995. In April 1996, these restrictive debt covenants were revised to $75 million and $21 million, respectively, in an amendment to the Credit Facility and, upon the closing of the Rights Offering, returned to their previous levels.

         In September 1996, Intercontinental Mining & Resources Incorporated, an affiliate of NAR ("IMR"), loaned the Company $10 million as evidenced by a subordinated promissory note in the amount of $10 million (the "NAR Promissory Note"). Such loan bears interest at prime plus 1 1/2%, is due on November 14, 1996 and, if it is not repaid before May 15, 1997, is convertible at the option of NAR into shares of Common Stock at the lower of the current fair market value thereof or the then current fair market value thereof. The NAR Promissory Note is subordinate to the Credit Facility.

RIGHTS OFFERING

         The Company commenced a $50 million rights offering (the "Rights Offering") on July 19, 1996. Holders of record of the Company's Common Stock, 6% Series A Convertible Additional Preferred Stock and Series B Convertible Additional Preferred Stock as of July 18, 1996, the record date, were eligible to participate in the Rights Offering. The Rights were exercisable at a price of $1.03 per share. Shareholders received 0.51 Rights for each share of Common Stock held, 3.72 rights for each share of Series A Convertible Additional Preferred Stock held and .77 rights for each share of Series B Convertible Additional Preferred Stock held as of the record date. The Rights Offering expired on August 16, 1996 and closed on August 23, 1996.

         Due to the Company's continued operating losses, the Company requested that NAR advance up to $25 million against all the Rights distributed to it and/or its commitment to purchase all of the unsubscribed shares. In May 1996, NAR advanced the Company $25 million under a promissory note. Under the provisions of such promissory note, the Company repaid NAR the $25 million advance plus accrued interest upon the closing of the Rights Offering.

         The Company issued 48,748,785 shares as a result of the Rights Offering which generated proceeds of approximately $48 million, net of expenses. NAR received Rights entitling it to purchase 24,015,964 shares in the Rights Offering and exercised such rights. In addition, the Company and NAR entered into a Standby Purchase Agreement, pursuant to which NAR purchased 6,898,866 shares not subscribed by shareholders and received approximately $1.3 million as a fee. The proceeds of the Rights Offering were used by the Company: (i) to repay the $14 million principal amount of 9.25% Senior Subordinated Notes ("9.25% Notes") due on August 1, 1998 held by an affiliate of NAR plus accrued interest, (ii) to repay the $25 million principal amount advanced under the promissory note plus accrued interest and (iii) to repay approximately $9 million under the credit facility with Congress. The Company recorded an extraordinary expense related to the early extinguishment of the 9.25% Notes, representing a write-off of the unamortized debt issuance costs of approximately $1.2 million.

ACQUISITIONS AND DISPOSITIONS

         In May 1995, the Company acquired 67.5% of the outstanding shares of Austad's Holdings, Inc. ("AHI"), which owned The Austad Company ("TAC"), the publisher of the Austad's(R) catalog, featuring golf equipment, apparel and gifts. The Company acquired the remaining interest in AHI in February 1996 by virtue of the surrender by David Austad and certain family members (the "Austad Family") to AHI of their AHI shares, amounting to 32.5% of the outstanding shares, and the payment by the Austad Family of approximately $1.2 million (subject to certain post-closing adjustments) to the Company. In return, the Austad Family received all the outstanding shares of AGS, Inc. ("AGS"), a South Dakota corporation newly formed by TAC to hold the existing retail assets and liabilities of TAC. As a result of the reorganization, AHI became a wholly-owned subsidiary of the Company. AGS will operate the four existing retail stores acquired from TAC, located in Illinois, Minnesota and South Dakota, as Austad's(R) stores under license from AHI. The license grants Mr. Austad exclusive retail rights to the Austad's(R) name in 37 states and Canada. AHI retains all direct marketing and other rights. The customer service and fulfillment operations of TAC were transferred to other Company facilities during the first quarter of 1996 and the Company sold the TAC warehouse and distribution facility in July 1996 for approximately $2.1 million, which amount approximated its book value. The net proceeds were used to repay the outstanding mortgage on the property.

         In April 1996, the Company sold the assets of Leichtung Workshops(R), a woodworking and hobby catalog, for approximately $900,000 in cash and short-term notes.

                                  RISK FACTORS

         In addition to all the other information contained in this Prospectus and the documents incorporated by reference, prospective purchasers should consider the risk factors set forth below prior to deciding whether to invest in the Shares offered hereby.

IMPORTANCE OF LIQUIDITY TO THE COMPANY'S EXISTENCE

         As of June 29, 1996, the Company had borrowed approximately $60.8 million of the $68.4 million available under the Credit Facility and had approximately $3 million of cash on hand. Although the Company used the proceeds of the Rights Offering to reduce the amounts outstanding under the Credit Facility, there is no assurance that the Company will not continue to sustain losses that must be funded by the Company. See "THE COMPANY" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996 and in the Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as amended. If the Company continues to sustain losses, the Company may be in default under the Credit Facility and would accordingly be required to seek waivers therefrom and amendments thereto. In addition, the Company may be required to borrow additional funds from public or private sources on a long-term or short-term basis or to sell assets. If it is not successful in any of these endeavors, the Company may ultimately need to seek protection under applicable insolvency laws affecting creditors' rights. However, the Company is not pursuing any of these alternatives at this time.

ABILITY TO REPAY NAR PROMISSORY NOTE

         The Company is relying on generating sufficient working capital in order to repay amounts outstanding under the NAR Promissory Note. In the event that the Company is not able to repay in a timely fashion amounts outstanding under the NAR Promissory Note from its working capital or from another source of funds, the NAR Promissory Note plus accrued interest would be convertible at NAR's option into shares of the Company's Common Stock. There can be no assurance that the Company would be able to obtain refinancing. If the Company could not obtain such refinancing, it would be in default under both the NAR Promissory Note and the Credit Facility and would have to obtain from NAR and Congress waivers of such defaults. There can be no assurance that the Company would be able to obtain such waivers. If the Company could not obtain such waivers, it is possible that the Company may need to seek protection under applicable insolvency laws.

POSSIBLE TERMINATION OF SEARS AGREEMENT; SUBSTANTIAL LOSS OF REVENUE

         In January 1994, the Company entered into the Sears Agreement to produce specialty catalogs for the more than 20 million mail order and credit card customers of Sears. In 1994 and 1995, Hanover generated revenues of $71 million and $81 million, respectively, and operating income of $2.9 million and $3 million, respectively, from this venture. The Sears Agreement contains performance standards which must be met by the Company and which allow Sears to terminate the Sears Agreement upon non-compliance. The Company is currently not meeting certain of the operational standards, namely the customer service and in stock position standards, and Sears has asked the Company for a plan to achieve the service levels and fill rates mandated by the Sears Agreement before the end of 1996. The Company has initiated processes which it believes will cause the Company to meet the operational standards. There can be no assurance that the Company will achieve the service levels and fill rates set forth in the plan. If the Company is unable to achieve the service levels and fill rates set forth in such plan within the time period indicated, Sears may have grounds to terminate the Sears Agreement. If Sears terminates the Sears Agreement, the Company will experience a loss of revenues related to the venture.

OPERATING LOSSES; FUTURE OPERATING RESULTS

         The Company has recently experienced operating losses. The Company reported a net loss of $22.0 million, or $(.24) per share, for the six months ended June 29, 1996 compared to a net loss of $12.4 million, or $(.13) per share, in the same period in the prior year. The Company reported a net loss of $30 million, or $(.32) per share, for the year ended December 30, 1995 compared to net income of $14.8 million, or $.16 per share, in the same period in the prior year. Revenues decreased in the six months ended June 29, 1996 to $345 million from $359 million for the same period in 1995. Revenues decreased in 1995 to $750 million from $769 million in 1994. The Company recorded a loss from operations of $17.6 million in the first six months of 1996, or (5.1)% of revenues, compared to a loss from operations of $10.1 million, or (2.8)% of revenues, for the same period in 1995. The Company recorded a loss from operations of $22.6 million in 1995, or (3.0)% of revenues, compared to income from operations of $16 million, or 2.1% of revenues, for the same period in the prior year. As a result of the operating losses incurred in 1995, the Company's financial condition deteriorated. The Company's working capital and long term debt changed from $58.5 million and $35.9 million, respectively, at December 31, 1994 to $28.8 million and $57.3 million, respectively, at December 30, 1995. At June 29, 1996, working capital and long term debt increased to $22.9 million and $73.3 million, respectively, largely due to additional borrowings under the Credit Facility with Congress.

         The net loss in the first half of 1996 was primarily a result of an increase in paper costs, operational and fulfillment costs due to continued operating problems in the new Roanoke fulfillment center, and a tightening of vendor credit, which affected merchandise availability, while the net loss in 1995 was primarily the result of the cumulative impact of the significant increases in postage and paper prices, weak consumer demand, and costs incurred in connection with the Company's plans to consolidate facilities and discontinue poorly performing catalogs. See "RISK FACTORS--INEFFICIENCIES IN CONNECTION WITH NEW FULFILLMENT FACILITIES," INCREASES IN COSTS OF MAILING AND PAPER" and "--CONSUMER SPENDING; WEAKNESS IN CONSUMER DEMAND." In addition, the Company also incurred costs in connection with the upgrade of its management information systems. See "RISK FACTORS--COSTS ASSOCIATED WITH COMPUTER SYSTEMS CONVERSION." Whether the Company is able to return to positive net income will depend on its ability to increase catalog sales and to effectively monitor and control costs. There can be no assurance that the Company's future operations will generate net income. Furthermore, future operating results depend upon many factors, the unfavorable outcome of which would adversely affect the Company's results of operations. These factors include general economic conditions, the ability of the Company to continue to attract and retain customers successfully, the level of competition and the Company's ability to successfully identify, forecast and respond to customer preferences and fashion trends. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996 and in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as amended.

TIGHTENING OF VENDOR CREDIT

         As a result of the operating losses mentioned above (see "RISK FACTORS--OPERATING LOSSES; FUTURE OPERATING RESULTS") coupled with a very difficult year for retailers, with numerous Chapter 11 filings occurring, the Company experienced a tightening of vendor credit in the fourth quarter of 1995 which impacted the Company's ability to obtain merchandise on a timely basis. This resulted in higher back order levels (unfilled orders) and increased fulfillment costs which negatively impacted the Company's operating results in that quarter. Accordingly, the Company's back order level increased from $10.3 million to $14.6 million from December 31, 1994 to December 30, 1995 and from $8.9 million to $15.7 million from July 1, 1995 to June 29, 1996. These back order levels have negatively affected initial order fulfillment rates which has resulted in higher fulfillment expense due to increased split shipments and warehouse handling costs experienced in 1996. Fulfillment costs (telemarketing, distribution, outbound transportation and credit card commission costs) increased from $81.9 million to $91.4 million and from $47.7 million to $48.1 million for the same periods, respectively. Also, in June 1996, the Company concluded that its recent operating results would have a further negative impact on the Company's ability to conduct business on normal trade terms. See "RISK FACTORS--DEPENDENCE ON SUPPLIERS."

CAPITAL INTENSITY OF MAIL ORDER CATALOG BUSINESS; NEED FOR SELF-FUNDING

         As a general matter, the capital intensity of the mail order catalog business has increased in recent months requiring companies to make a permanent investment in working capital to fund systems to increase customer service, warehousing to speed delivery time, inventory to increase fill rates and credit to increase customer response rates in order to be competitive. The mail order catalog industry's fixed costs have increased in recent years which has resulted in higher break even rates than previously experienced. At the same time, the sources of financing for mail order catalog companies have shrunk due to the number of bankruptcies in the industry and the high percentage of intangible assets owned by such companies to which traditional lenders frequently will not ascribe value as collateral for purposes of establishing lending limits, requiring such companies to self-fund growth. There is no assurance that the Company will have the funds to invest in working capital or the resources to fund self-growth or to take advantage of opportunities in the industry. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996 and in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as amended.

IMPORTANCE OF DOMESTICATIONS(R)

         The Company's Domestications(R) catalog is one of the nation's leading specialty home textile catalogs. It had revenues of approximately $311 million in 1993, which constituted approximately 48% of the Company's revenues in 1993, and revenues of approximately $361 million in 1994, which constituted approximately 47% of the Company's revenues in 1994. Domestications'(R) revenues were approximately $282 million in 1995, which constituted approximately 38% of the Company's revenues in 1995. Domestications'(R) product margin, which decreased 3 percentage points from December 31, 1995 to June 29, 1996, was significantly impacted by the higher postage and paper costs experienced industry-wide as well as by additional costs in connection with the move of its fulfillment operations into the Company's new Roanoke, Virginia facility. Additionally, Domestications'(R) product margin was adversely impacted by product mix changes, increased promotional activities to maintain its competitive position and higher inventory write-downs. A further decrease in revenues or profitability of Domestications(R) would have a material adverse effect upon the Company's financial position and results of operations.

INCREASES IN COSTS OF MAILING AND PAPER

         The Company mails its catalogs and ships most of its merchandise through the United States Postal Service. In 1995, catalog mailing and product shipment expenses represented approximately 18% of revenues as compared to approximately 15% of revenues in 1994. In January 1995, the United States Postal Service increased postage rates by approximately 14% to 18% which resulted in an increase of the Company's average cost of mailing a catalog by 15% as compared to 1994. On July 1, 1996, the United States Postal Service reclassification of postal rates became effective and the Company anticipates this reclassification will favorably impact its postage expenses by 2%-3% on an annual basis. The Company also experienced record price increases in 1995 for paper that is used in the production of its catalogs as the paper industry announced a series of significant price increases that increased the Company's average cost for paper by 43% as compared to 1994.

         Paper costs represented approximately 8% of revenues in 1995 as compared to 7% in 1994. These cost increases (which aggregated $18 million in 1995) adversely impacted the Company's margins and earnings in 1995. Although it is generally the policy of the Company to recover the costs of shipping and handling from its customers, in 1995 it was unable to fully recover such costs. Further increases in postal rates or paper costs would have a material negative impact on the Company's results of operations to the extent that the Company is unable to offset such increase by raising selling prices or by implementing more efficient mailing, delivery and order fulfillment systems.

INEFFICIENCIES IN CONNECTION WITH NEW FULFILLMENT FACILITIES

         In 1995, the Company completed construction of its 530,000 square foot facility on a site in Roanoke, Virginia to handle all of Domestications'(R) warehouse and fulfillment needs. The total cost of this facility is currently estimated to be $18.8 million. The Company began partial shipping and receiving activities in the first quarter of 1995 and the facility was fully operational in September 1995. As a result, all of Domestications'(R) warehouse and fulfillment operations were consolidated from several locations into one facility. The Company also completed the consolidation of its apparel catalogs into its Roanoke, Virginia apparel facility in 1995. The consolidation of the fulfillment operations of Gump's(R) from DeSoto, Texas and Improvements(R) from Cleveland, Ohio to other Company facilities was also completed in 1995. The relocation of Austad's(R) fulfillment operations from Sioux Falls, South Dakota to other Company facilities was completed by mid-July 1996. The Company experienced operating inefficiencies and down-time, costs and expenses related to maintaining duplicate facilities, moving expenses, lease termination fees and severance expenses and start-up problems in conjunction with bringing various warehouse and distribution facilities into service in 1995 and incurred approximately $2.7 million in costs related thereto. The Company believes it will continue to experience inefficiencies in 1996. Although the Company has taken and is taking actions which it believes will lead to more efficient operations, there is no assurance that the Company will be able to achieve any improvement in efficiency or reduction in costs. In addition, although the Company maintains business interruption insurance for its primary facilities and other insurance for its business, a partial or total loss of one or more of these consolidated facilities may have a material adverse effect upon the Company's financial position and results of operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996 and in the Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as amended.

COSTS ASSOCIATED WITH COMPUTER SYSTEMS CONVERSION

         The Company is continuing to upgrade its management information systems by implementing new integrated software and migrating from a centralized mainframe to mid-range mini-computers. As of December 30, 1995, the Company invested approximately $16 million in such systems. The Company currently estimates that the total cost to install and implement the new systems will be approximately $19 million. The Company brought two catalogs on-line in 1994 and eleven additional catalogs on-line in 1995 (during which time it maintained its existing systems for its other catalogs). The Company plans to bring the balance of its catalogs on-line by the first quarter of 1997. The Company will incur approximately $3 million in additional MIS costs in 1996 due primarily to non-cash charges relating to amortization of deferred software costs. The new management information systems have been designed to meet the Company's requirements as a high volume publisher of multiple catalogs and to permit the Company to achieve substantial economies of scale and improvements in the way its financial, merchandising, inventory, telemarketing, fulfillment and accounting functions are performed. Until the new systems are installed Company-wide, the Company will not achieve the full benefits of the new systems. There have been costs associated with maintaining duplicate facilities and certain inefficiencies and difficulties, including lower levels of customer service, in working with the new systems and maintaining duplicate systems as the transition process continues. There is no assurance that the Company will be able to overcome these difficulties and inefficiencies without them having an adverse effect on operations or that the new systems will be implemented as currently scheduled or that they will achieve the goals established by the Company.

CONSUMER SPENDING; WEAKNESS IN CONSUMER DEMAND

         The Company's operations recently have been affected by the weak retail environment in most of the Company's business segments. The Company's product margin at June 29, 1996 was approximately 5.3% while at December 30, 1995 it was approximately 6.7%. Product margins have decreased due to greater promotional expenses as a result of generally weak consumer demand and operational and fulfillment cost increases due to the continued operating problems at the Roanoke fulfillment center. The success of the Company's operations depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. There can be no assurance that weak economic conditions or changes in the retail environment or other economic factors that impact the level of consumer spending would not have a material adverse impact on the Company.

CREDIT RISKS

         Several of the Company's catalogs, including Domestications(R), International Male(R) and Gump's(R), offer their own credit cards. The Company also offers, for use with almost all catalogs, the use of the Hanover Shop At Home credit card. In addition, the Company increasingly offers customers deferred billing arrangements reflecting a trend in the mail order catalog industry. The use of credit cards and deferred billing arrangements could be costly to the Company since it may need to fund such charges under the Credit Facility. The Company's bad debt expense at June 29, 1996 was approximately $2.5 million while at December 30, 1995 it was approximately $4.7 million. There is no assurance that the use of credit cards and deferred billing arrangements will not lead to higher bad debt expenses.

COSTS ASSOCIATED WITH DISCONTINUED CATALOGS

         The Company discontinued six catalogs in 1995, which generated revenues of $87.8 million in 1995 and $ 117.9 million in 1994, as a result of operating losses of $20 million in 1995 (including a provision for the costs associated with discontinuing these catalogs of $8.6 million) and $4.7 million in 1994 and poor future prospects for these catalogs. As a result of discontinuing catalogs, the Company incurs costs related to write-downs of merchandise in the discontinued catalogs to net realizable value at the time of discontinuance. Such costs are estimated at the time of discontinuance based on factors known at the time. As additional information becomes known, the Company adjusts such estimates. The Company may discontinue additional catalogs although it currently has no plans to do so.

CHALLENGES ASSOCIATED WITH RECENT ACQUISITIONS AND NEW BUSINESS DEVELOPMENTS

         The Company acquired certain catalogs in 1995. See NOTE 2 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as amended. None of these catalogs except Improvements(R) and Leichtung Workshops(R) was profitable at the time of its acquisition by the Company. In addition, these acquisitions present relatively new market niches for the Company and the Company must successfully integrate and develop these newly acquired companies. There can be no assurance that the Company will be able to successfully integrate these new businesses or improve their profitability.

ADJUSTMENTS IN CARRYING VALUE AND USEFUL LIFE

         The acquisitions of Improvements(R), Leichtung Workshops(R), The Safety Zone(R) and Austad's(R) have been accounted for using the purchase method of accounting with goodwill of approximately $18.9 million in the aggregate initially recorded based upon the fair value of the net assets acquired and liabilities assumed. In addition, the Company recorded $3.1 million representing the fair value of acquired mailing lists. The Company assesses the carrying value and the economic useful life of the goodwill on an ongoing basis based on such business' prior and future operating income and estimated net cash flows. There can be no assurance that the Company will not adjust the carrying value and the economic useful life of such goodwill in the future.

COMPETITION

         The mail order catalog business is highly competitive. The Company's catalogs compete with other mail order catalogs, both specialty and general, and retail stores, including department stores, specialty stores and discount stores. A number of the Company's competitors have substantially greater financial, distribution and marketing resources than the Company. In addition, due to the increased fixed costs experienced by the mail order catalog industry in recent years, the Company may be at a competitive disadvantage as compared to companies with substantially greater financial resources which will have a greater ability to meet these costs than the Company will have due to its limited financial resources. See "RISK FACTORS--IMPORTANCE OF LIQUIDITY TO THE COMPANY'S EXISTENCE." The recent substantial sales growth in the direct marketing industry has encouraged the entry of many new competitors and an increase in competition from established companies.

SEASONALITY

         The Company has experienced substantially increased sales in the fourth quarter of each year as compared to the first three quarters, due in part to the Company mailing more catalogs in the second part of the year and decreasing apparel sales as a percentage of total sales. As a result, the fourth quarter is increasing in importance to the Company's results of operations. In the fourth quarter of 1995, the Company observed that customers waited until later in the quarter to order merchandise from the Company's catalogs in order to benefit from promotions, following a trend which affected the retail industry as a whole. In addition, many of such customers elected to take advantage of the Company's deferred billing arrangements or to use the Company's credit cards. Accordingly, and for other reasons that the Company is not able to foresee, there can be no assurance that the Company's fourth quarter operations will be successful.

DEPENDENCE ON SUPPLIERS

         Although the Company as a whole is generally not dependent on any one or small group of suppliers, several of its major catalogs are dependent on one or a small group of suppliers. There is no assurance that such suppliers will continue to provide the Company with the quantities of merchandise on the terms currently offered to the Company or that the Company will be able to find alternative suppliers on competitive terms.

         In addition, the Company's profitability depends upon its obtaining competitive terms from the merchandise vendors for its catalogs. In the fourth quarter of 1995, due to concerns over continuing operating losses at the Company and questions from vendors concerning the Company's continuing viability in light of the very difficult year for retailers with numerous Chapter 11 filings occurring, certain of such vendors tightened the terms available to the Company which resulted in higher back order levels and increased fulfillment costs which negatively impacted the Company's operating results in that quarter. This trend continued in early 1996 after several additional retail companies filed Chapter
11. The Company believes that as a result of the recent completion of the Rights Offering, the Company will return to normal trade terms with all suppliers; however, if the Company continues to experience operating losses, the Company may not be able to obtain such terms or sufficient quantities of merchandise on a cost-effective and timely basis to satisfy customer demand.

FOREIGN SOURCING

         Approximately 7% of the Company's merchandise is purchased directly from foreign suppliers located principally in China, Hong Kong, India and Portugal. Such suppliers require the Company to post letters of credit relating to the merchandise purchased by the Company which increases the Company's cost of capital. The Company's business is subject to the risks generally associated with conducting business abroad, including adverse fluctuations in currency exchange rates (particularly those of the U.S. dollar against certain foreign currencies), changes in import duties or quotas, the imposition of taxes or other charges on imports, disruptions or delays in shipments and transportation, labor disputes and strikes. The Company minimizes such risks by making foreign purchases in U.S. dollars and does not generally utilize hedging instruments. The occurrence of any one or more of the foregoing could adversely affect the Company's financial position or results of operations.

DEPENDENCE ON MANAGEMENT

         The success of the Company's operations depends in part on its ability to attract and retain skilled management personnel. The Company recently retained a new President and Chief Executive Officer, Rakesh K. Kaul, who is building a management team. As a result of the turmoil in the mail order catalog business due to the operating difficulties encountered by catalog operators in 1995, including record paper and postage price increases, management turnover at the Company and within the entire industry has been high. The Executive Vice President, Secretary and General Counsel, the Executive Vice President and Chief Financial Officer and the Chief Information Officer have resigned. The General Counsel position is currently being filled on a part-time basis by an individual who has served as a service provider to the Company. The Company has hired a new Chief Financial Officer and promoted an executive to the position of Chief Information Officer. The Company has adopted various retention programs and the Company believes it will not have problems finding acceptable replacements.

TAX LOSS CARRYFORWARDS

         Realization of certain future tax benefits of the Company (for example, certain existing net operating loss carryforwards ("NOLs") and temporary timing differences of the Company) is dependent on the Company's ability to generate taxable income within the carryforward period and the periods in which net temporary differences reverse. Future levels of operating income and taxable income are dependent upon general economic conditions, competitive pressures on sales and margins, postal and other delivery rates and other factors beyond the Company's control. Accordingly, no assurance can be given that sufficient taxable income will be generated for utilization of NOLs and reversals of temporary differences. See NOTE 10 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as amended.

RESTRICTIONS ON DIVIDENDS

         The Company is restricted from paying dividends on its Common Stock or from acquiring any of its capital stock by certain debt covenants contained in agreements to which the Company is a party. Cash dividends have not been paid on the Common Stock since 1967.

RELATIONSHIP WITH NAR

         NAR currently owns approximately 56.1% of the Company's outstanding Common Stock on a fully-diluted basis. NAR has the power to elect the entire Board of Directors and, except as otherwise provided by law or the Company's Certificate of Incorporation, to approve any action requiring shareholder approval without a shareholders' meeting.

DEPENDENCE ON NAR

         As the Company's financial performance has deteriorated, the Company has become increasingly dependent on NAR and its affiliates for financial support. In November 1995, IMR, an affiliate of NAR, purchased the Company's 9.25% Senior Subordinated Notes due August 1, 1998 (the "9.25% Notes") from a third party in connection with the refinancing of the Company's indebtedness under the Credit Facility. The Company paid NAR a commitment fee of $105,000 upon the signing of a repurchase and option agreement and a fee of $210,000 (1.5% of the outstanding principal amount of the 9.25% Notes acquired by IMR) upon the funding, as well as all expenses incurred by NAR in performing its obligation. The Company extended by two years the terms of the warrants to purchase 5,033,735 shares of Common Stock held by NAR and IMR to August 1, 1998. The Company also agreed to indemnify NAR against any and all claims or losses asserted against it or incurred by it relating to the transactions contemplated by the repurchase and option agreement. The Company repaid all amounts outstanding under the 9.25% Notes with the proceeds of the Rights Offering.

         The Company and NAR entered into the Standby Purchase Agreement, pursuant to which NAR was required to purchase all shares of Common Stock underlying the Rights which were not purchased through the exercise of the Rights (the "Unsubscribed

Shares") in the Rights Offering or 6,898,866 shares. NAR also agreed to exercise all of the Rights distributed to it or 24,015,964 Rights. As compensation to NAR for its commitment under the Standby Purchase Agreement, the Company paid to NAR, on the closing of the Rights Offering, fees of approximately $511,110. NAR advanced $25 million against the exercise of all of the Rights distributed to it and/or its commitment to purchase all of Unsubscribed Shares which was repaid with the proceeds of the Rights Offering.

         IMR has loaned the Company $10.0 million to be repaid on November 30, 1996. See "RECENT DEVELOPMENTS -- CREDIT ARRANGEMENTS."

         There is no assurance that NAR or its affiliates will continue to support the Company financially should the Company need such support since NAR and its affiliates are under no obligation to do so. There is no assurance that should NAR or its affiliates cease to provide such financial support, it would not have a material adverse impact on the Company.

POTENTIAL CONFLICTS OF INTEREST

         NAR is the beneficial owner of approximately 56.1% of the Common Stock of the Company as of the date hereof on a fully-diluted basis. Alan G. Quasha, a director and chairman of the Board of Directors of the Company, has been designated by the Board of Directors of NAR to oversee NAR's investment in the Company and may therefore be deemed to be an indirect beneficial owner of such securities beneficially owned by NAR, although Mr. Quasha disclaims such beneficial ownership. There can be no assurance that no conflicts of interest will arise as a result of this affiliated relationship.

SHARES ELIGIBLE FOR FUTURE SALE

         In the future, NAR will be able to sell shares of Common Stock owned by it in the open market pursuant to an exemption from registration under the Securities Act or by causing the Company to file a registration statement with respect to such shares. NAR has "piggyback" and demand registration rights as provided in a Registration Rights Agreement between it and the Company. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price. NAR has advised the Company that it does not currently intend to sell any shares of voting stock of the Company owned by it.

                            THE SELLING SHAREHOLDERS

         The Shares to which this Prospectus relates will be owned upon conversion by, and are offered for the accounts of, the Selling Shareholders. The shares of Series B Preferred were issued by the Company to the Selling Shareholders in February 1995 in connection with the acquisition by the Company of the remaining 80% of the outstanding shares of common stock that the Company did not already own of Aegis Safety Holdings, Inc. On and prior to the date hereof, the Selling Shareholders own an aggregate of 634,900 shares of Series B Preferred. The table below sets forth information concerning the beneficial ownership of the Series B Preferred by each of the Selling Shareholders as of the date hereof.

                                          Series B Preferred
               Name                       Beneficially Owned          Percent of Class
               ----                       ------------------          ----------------
F.L. Holdings, Inc.                                 132,059                     20.80%
17 Archer Road
Harrison, N.Y.  10528

Roland A.E. Franklin                                 87,236                     13.74
c/o Benson Eyecare Corp.
555 Theodore Fremd Avenue
Suite B-302
Rye, N.Y.  10580

Jonathan Franklin                                    25,141                      3.96
c/o Martin Franklin
Benson Eyecare Corp.
555 Theodore Fremd Avenue
Suite B-302
Rye, N.Y.  10580

                                          Series B Preferred
               Name                       Beneficially Owned          Percent of Class
               ----                       ------------------          ----------------
Martin E. Franklin                                   27,936                      4.40
Benson Eyecare Corp.
555 Theodore Fremd Avenue
Suite B-302
Rye, N.Y.  10580

Floyd Hall                                           70,474                     11.10
c/o Martin Franklin
Benson Eyecare Corp.
555 Theodore Fremd Avenue
Suite B-302
Rye, N.Y.  10580

Frederick Field                                      70,474                     11.10
c/o Martin Franklin
Benson Eyecare Corp.
555 Theodore Fremd Avenue
Suite B-302
Rye, N.Y.  10580

Homer G. Williams                                    36,824                      5.80
c/o Martin Franklin
Benson Eyecare Corp.
555 Theodore Fremd Avenue
Suite B-302
Rye, N.Y.  10580

Frank Martucci                                       36,824                      5.80
c/o Martin Franklin
Benson Eyecare Corp.
555 Theodore Fremd Avenue
Suite B-302
Rye, N.Y.  10580

Norm Thompson                                         7,619                      1.20
Outfitters, Inc.
c/o Martin Franklin
Benson Eyecare Corp.
555 Theodore Fremd Avenue
Suite B-302
Rye, N.Y.  10580

Capital Consultants Inc.                            140,313                     22.10
Capital Center
2300 S.W. First Avenue
Portland, Oregon  97201
                                                    -------                    ------
                     Total                          634,900                    100.00%


         The Selling Shareholders will acquire the Shares upon conversion of the shares of Series B Preferred. Each holder of the Series B Preferred shares is entitled at any time and from time to time to convert any or all of his outstanding shares of Series B Preferred into such number of shares of Common Stock determined by dividing the then stated value of the shares ($10.00) by the Series B Conversion Price. The "Series B Conversion Price" is $6.66 (subject to adjustment upon the occurrence of a stock split or other subdivision or a combination of outstanding shares of Common Stock, or the reclassification of the Company's capital stock or any other similar event with respect to the Common Stock) ("Adjustment Events"). At any time subsequent to the date upon which the per-shares closing price (regular way) for a round lot of the Common Stock on the AMEX (or such other exchange or system on which the Common Stock is from time to time traded) has been greater than $6.66 for 20 trading days in a 30 consecutive trading day period, the Company has the right to require the conversion of all of the outstanding shares of Series B Preferred at the Series B Conversion Price.

         Although the Series B Preferred has not yet been converted, the Selling Shareholders have indicated that they wish to be in a position to sell all of the Shares offered hereby. The following table sets forth information concerning the ownership of the Common Stock by the Selling Shareholders upon their conversion of the Series B Preferred shares assuming such conversion had occurred as of the date hereof at the Series B Conversion Price on the date hereof. Percentages are based on 142,044,492 shares of Common Stock outstanding as of the date hereof.

                                           Common Stock to
                                            be Owned Upon
               Name                          Conversion              Percent of Class
               ----                          ----------              ----------------
F.L. Holdings, Inc.                           87,951                        *

Roland A.E. Franklin                          52,517                        *

Jonathan Franklin                             22,326                        *

Martin E. Franklin                            18,605                        *

Floyd Hall                                    46,936                        *

Frederick Field                               46,936                        *

Homer G. Williams                             24,525                        *

Frank Martucci                                24,525                        *

Norm Thompson Outfitters,                      5,074                        *
Inc.

Capital Consultants Inc.                      93,448                        *
                                              ------
                                             422,843                        *

---------------
*    Less than 1%.

     The Selling Shareholders have held no position or office and have had no material relationship with the Company or any of its predecessors or affiliates within the past three years except in connection with the acquisition by the Company of the common stock of Aegis Safety Holdings, Inc.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Shares offered hereby.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby are being sold by the Selling Shareholders acting as principals for their own accounts. Each Selling Shareholder, directly or through brokers, dealers, underwriters or agents may sell some or all of such Selling Shareholder's Shares. Any broker, dealer, underwriter or agent participating in a transaction involving the Shares may receive a commission from such Selling Shareholder. The broker, dealer or underwriter may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so acting as an agent for such Selling Shareholder, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Selling Shareholder.

         A broker, dealer or underwriter who acquires the Shares from a Selling Shareholder as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block transactions and which may also involve sales to or through another broker, dealer, underwriter or agent, including transactions of the nature described above) on the American Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. In connection with such resales, the broker, dealer, underwriter or agent may pay commissions to or receive commissions from the purchasers of the Shares. Each Selling Shareholder also may sell some or all of such Selling Shareholder's Shares directly to purchasers without the assistance of a broker, dealer, underwriter or agent and without the payment of any commissions.

         The Company is bearing all of the costs relating to the registration of the Shares. Any commissions, discounts or other fees payable to a broker, dealer, underwriter or agent in connection with the sale of any of the Shares will be borne by the Selling Shareholders or other persons selling the Shares.

         Any commissions paid or any discounts or concessions allowed to any broker, dealer or underwriter and, if any such broker, dealer or underwriter purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                     EXPERTS

         The consolidated balance sheets of the Company and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, shareholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended December 30, 1995 and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

         The balance sheets of The Austad Company as of December 31, 1993 and 1994, and the related statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1994 incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                  LEGAL MATTERS

         The legality of the Shares offered hereby has been passed upon for the Company by Whitman Breed Abbott & Morgan, New York, New York.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    Other Expenses of Issuance and Distribution.

         The estimated expenses in connection with the offering of the Shares, which will be borne by the Registrant, are as follows:

            SEC registration fee........................................................         $    146
            Printing and engraving expenses.............................................            1,000*
            Legal fees and expenses.....................................................            5,000*
            Accounting fees and expenses................................................            5,000*
            Blue Sky fees and expenses (including counsel fees).........................            1,000*
            Miscellaneous expenses......................................................            1,854*
                                                                                                 --------
                               Total....................................................         $ 14,000*
                                                                                                 ========

----------
*  Estimated

ITEM 15.  Indemnification of Directors and Officers.

      The Registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law generally provides that a corporation is empowered to indemnify any person who is made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Registrant or is or was serving, at the request of the Registrant, in any of such capacities of another corporation or other enterprise, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This statute describes in detail the right of the Registrant to indemnify any such person.

      Article SEVENTH of the Certificate of Incorporation of the Registrant (referred to therein as the "Corporation") provides, in pertinent part, as follows:

                  Indemnification. Except as prohibited by Section 145 of the Delaware General Corporation Law, every director and officer of the Corporation shall be entitled as a matter of right to be indemnified by the Corporation against reasonable expense and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved, as a party or otherwise, by reason of such person being or having been a director or officer of the Corporation or by reason of the fact that such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of the Corporation or another corporation, partnership, joint venture, trust, employee benefit plan or other entity (such claim, action, suit or proceeding hereinafter being referred to as an "action"); provided, however, that no such right of indemnification shall exist with respect to an action brought by a director or officer against the Corporation other than in a suit for indemnification as provided hereunder. Such indemnification shall include the right to have expenses incurred by such person in connection with an action paid in advance by the Corporation prior to final disposition of such action, subject to such conditions as may be prescribed by law. As used herein, "expense" shall include, among other things, fees and expenses of counsel selected by such person, and "liability" shall include amounts of judgments, excise taxes, fines and penalties, and amounts paid in settlement.

                  Insurance; Other Funding. The Corporation may purchase and maintain insurance to protect itself and any person eligible to be indemnified hereunder against any liability or expense asserted or incurred by such person in connection with any action, whether or not the Corporation would have the power to indemnify such person against such liability or expense by law or under the provisions of this Article Seventh. The Corporation may make other financial arrangements, which may include, among other things, a trust fund, program of self-insurance, grant of a security interest or other lien on any assets of the

      Corporation, or establishment of a letter of credit, guaranty or surety, to ensure the payment of such sums as may become necessary to effect indemnification as provided herein.

                  Non-Exclusive; Nature and Extent of Rights. The right of indemnification provided for herein (i) shall not be deemed exclusive of any other rights, whether now existing or hereafter created, to which those seeking indemnification hereunder may be entitled under any agreement, by-law or article provision, vote of the stockholders or directors or otherwise, (ii) shall be deemed to create contractual rights in favor of persons entitled to indemnification hereunder, (iii) shall continue as to persons who have ceased to have the status pursuant to which they were entitled or were designated as entitled to indemnification hereunder and shall inure to the benefit of the heirs and legal representatives of persons entitled to indemnification hereunder and (iv) shall be applicable to actions, suits or proceedings commenced after the adoption of this Article Seventh, whether arising from acts or omissions occurring before or after the adoption hereof. The right of indemnification provided for herein may not be amended, modified or repealed so as to limit in any way the indemnification provided for herein with respect to any acts or omissions occurring prior to the adoption of any such amendment or repeal.

                  Article IV of the Bylaws of the Registrant also contains the same provisions relating to the indemnification of directors and officers which are set forth in Article SEVENTH of the Certificate of Incorporation of the Registrant.

                  The Registrant has agreed to purchase insurance to indemnify its directors and officers against liabilities incurred as a result of serving in such capacity and has agreed to enter into indemnification agreements with its directors.

ITEM 16.  Exhibits.

            Exhibit                                                                              Page
            Number                 Description of Exhibit                                      Number
            ------                 ----------------------                                      ------
            5                      Opinion of Whitman Breed Abbott & Morgan as
                                   to the legality of the securities being registered.           22

            23.1                   Consent of Arthur Andersen LLP.                               23

            23.2                   Consent of Whitman Breed Abbott & Morgan
                                   (included in the opinion set forth as
                                   Exhibit 5 to this Registration Statement).                  --

            24                     Powers of Attorney of certain directors
                                   and officers of the Company (included on page
                                   II-4 of this Registration Statement).                       --


ITEM 17.  Undertakings.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

           Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, as amended, Hanover Direct, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Weehawken, State of New Jersey, on the 7th day of October, 1996.

                                  HANOVER DIRECT, INC.

                                  By: /s/ Rakesh K. Kaul
                                      -----------------------------------------
                                      Rakesh K. Kaul,
                                      President and Chief Executive Officer

                  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rakesh K. Kaul and Edward J. O'Brien, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated on October 7, 1996.

                 NAME                                                           TITLE
                 ----                                                           -----
/s/ Alan G. Quasha                                           Chairman of the Board and Director
-----------------------------------
Alan G. Quasha

/s/ Rakesh K. Kaul                                           Director, President and Chief Executive Officer
-----------------------------------                          (principal executive officer)
Rakesh K. Kaul

/s/ Edward J. O'Brien                                        Senior Vice President
-----------------------------------                          (principal financial officer)
Edward J. O'Brien

                                                             Director
-----------------------------------
Ralph Destino

                                                             Director
-----------------------------------
J. David Hakman

/s/ S. Lee Kling                                             Director
-----------------------------------
S. Lee Kling

                                                             Director
-----------------------------------
Theodore H. Kruttschnitt

/s/ Jeffrey Laikind                                                Director
-----------------------------------
Jeffrey Laikind

/s/ Elizabeth Valk Long                                            Director
-----------------------------------
Elizabeth Valk Long

                                                                   Director
-----------------------------------
Edmund R. Manwell

                                                                   Director
-----------------------------------
Geraldine Stutz

/s/ Robert F. Wright                                               Director
-----------------------------------
Robert F. Wright

                                EXHIBIT INDEX


EXHIBIT NO.                                    DESCRIPTION

     5                     OPINION OF WHITMAN BREED ABBOTT & MORGAN
   23.1                    CONSENT OF ARTHUR ANDERSEN LLP